

July 8, 2021

Tillman U. Gerngross, Ph.D.
Chief Executive Officer
Adagio Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, MA 02451

>    **Re: Adagio Therapeutics, Inc.**
>      **Amendment No. 1 to Draft Registration Statement on Form S-1**
>      **Submitted June 28, 2021**
>      **CIK No. 0001832038**

Dear Dr. Gerngross:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

Amendment No. 1 to Draft Registration Statement

Prospectus Summary, page 1

1.    We reissue prior comment 1 to the extent you continue to characterize ADG20 as having demonstrated an ability to "potently neutralize" SARS-CoV-2.

2.    We reissue comment 2 to the extent that replacing "rapid" with "near term" on pages 4 and 5 did not provide the clarification we requested in our comment.

       You may contact Tara Harkins at (202) 551-3639 or Al Pavot at (202) 551-3738 if you have questions regarding the financial statements and related matters.  Please contact Abby Adams at (202) 551-6902 or Irene Paik at (202) 551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Divakar Gupta